

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Koichi Ishizuka
Chief Executive Officer
Next Meats Holdings, Inc.
3F 1-16-13 Ebisu Minami Shibuya-ku
Tokyo Japan

> **Re: Next Meats Holdings, Inc.**
> **Form 8-K**
> **Filed July 24, 2023**
> **File No. 000-56167**

Dear Koichi Ishizuka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 24, 2023

Item 4.02 Non-Reliance On Previously Issued Financial Statements Or A Related Audit Report Or Completed Interim Review. , page 2

1. Please amend your filing to address all required elements contemplated in Item 4.02(a) & (b) of Form 8-K as applicable. In addition, we note your brief description of the facts underlying the conclusion only addresses the par value of the share issuance. It appears you should also address in your disclosure, the previously recognized $5.9 billion of share-based compensation expense associated with the shares and how the reversal is expected to impact your accounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551- 3629 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing